Term sheet No. 542C To prospectus dated October 10, 2006, prospectus supplement dated November 13, 2006 underlying supplement No. 17 dated August 11, 2008 and product supplement C dated July 15, 2008	Registration Statement No. 333-137902 Dated October 23, 2008; Rule 433

Deutsche Bank AG, London Branch
$
100% Principal Protection Absolute Return Barrier M-Notes Linked to the S&P 500® Index due on October 29*, 2009
General

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The notes are 100% principal-protected notes that will pay a return based on the absolute value of the return of the S&P 500® Index (the “Index”) if the level of the Index remains within a specified range at all times during each day of the Observation Period.  Consequently, the notes are designed for investors who seek a positive capped return if the Index return is positive or negative, as long as the Index level remains within a specified range at all times during each day throughout the Observation Period, and who are willing to forgo interest payments.

•	The notes are the senior unsecured obligations of Deutsche Bank AG due October 29*, 2009.
•	Denominations of $1,000 and minimum initial investments of $1,000.
•	The notes are expected to price on or about October 23*, 2008 and are expected to settle three business days later on or about October 28*, 2008 (the “Settlement Date”).
Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:
Moody’s Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor’s has assigned a rating of AA- to notes, such as the notes offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A.†

Index:	S&P 500® Index (the “Index”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 note principal amount, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount paid at maturity per $1,000 note principal amount will equal:
•	If the Index never trades above the Upper Index Barrier or below the Lower Index Barrier at any time during any single trading day during the Observation Period, $1,000 x Absolute Index Return; or
•	If the Index trades either above the Upper Index Barrier or below the Lower Index Barrier at any time during any one or more trading days during the Observation Period, zero.
Absolute Return Barrier:	24.00%
Upper Index Barrier:	Index Starting Level x (1 + Absolute Return Barrier)
Lower Index Barrier:	Index Starting Level x (1 - Absolute Return Barrier)
Barrier Event:	Intra-Day Barrier Event, as described in the accompanying product supplement.

Absolute Index Return:	Absolute value of:

Index Starting Level:	The Index closing level on October 23, 2008.
Index Ending Level:	The Index closing level on the Final Valuation Date.
Observation Period:	The period of trading days on which there is no market disruption event with respect to the Index commencing on (and including) the Trade Date to (and including) the Final Valuation Date.
Trade Date:	October 23*, 2008
Final Valuation Date:
October 26*, 2009, subject to postponement in the event of a market disruption event and as described under “Description of Notes – Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

Term; Maturity Date:
12 months; October 29*, 2009, subject to postponement in the event of a market disruption event and as described under “Description of Notes – Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

CUSIP:	2515A0 TU 7
ISIN:	US2515A0TU78

*Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the notes and the length of the Observation Period remain the same.
†
A credit rating is not a recommendation to buy, sell, or hold the notes, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating.  Any rating assigned to notes issued under Deutsche Bank AG’s Global Notes Program, Series A does not enhance, affect or address the likely performance of the notes other than the ability of the Issuer to meet its obligations.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 9 in the accompanying product supplement and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Note	$	$	$
Total	$	$	$
(1)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this term sheet.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities	Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE NOTES

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You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement C dated July 15, 2008 and underlying supplement No. 17 dated August 11, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement C dated July 15, 2008:
http://www.sec.gov/Archives/edgar/data/1159508/000119312508151136/d424b21.pdf

•	Underlying supplement No. 17 dated August 11, 2008:
http://www.sec.gov/Archives/edgar/data/1159508/000119312508173702/d424b21.pdf

•	Prospectus supplement dated November 13, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any material change to the terms of the notes, and you will be asked to accept such material change in connection with your purchase of any notes. You may also choose to reject such material change, in which case we may reject your offer to purchase the notes.

What is the Payment Amount on the Notes at Maturity Assuming a Range of Performance for the Index?

The table below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 note principal amount for a hypothetical range of performance for the Index Return from -100% to +100% and assumes a hypothetical Index Starting Level of 900.00, an Absolute Return Barrier of 24.0%, an Upper Index Barrier of 1,116.00 and a Lower Index Barrier of 684.00. (the actual Index Starting Level, Upper Index Barrier, and Lower Index Barrier will be determined on the Trade Date). The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

		The Index Never Trades Outside Absolute Return Barrier At Any Time			The Index Trades Outside Absolute Return Barrier At Any Time
Hypothetical Index Ending Level	Index Return (%)	Additional Amount at Maturity($)	Payment at Maturity($)	Return on Note (%)	Additional Amount at Maturity($)	Payment at Maturity($)	Return on Note (%)
1,800.00	100.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
1,575.00	75.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
1,350.00	50.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
1,116.00	24.00%	$240.00	$1,240.00	24.00%	$0.00	$1,000.00	0.00%
1,044.00	16.00%	$160.00	$1,160.00	16.00%	$0.00	$1,000.00	0.00%
1,008.00	12.00%	$120.00	$1,120.00	12.00%	$0.00	$1,000.00	0.00%
972.00	8.00%	$80.00	$1,080.00	8.00%	$0.00	$1,000.00	0.00%
936.00	4.00%	$40.00	$1,040.00	4.00%	$0.00	$1,000.00	0.00%
900.00	0.00%	$0.00	$1,000.00	0.00%	$0.00	$1,000.00	0.00%
864.00	-4.00%	$40.00	$1,040.00	4.00%	$0.00	$1,000.00	0.00%
828.00	-8.00%	$80.00	$1,080.00	8.00%	$0.00	$1,000.00	0.00%
792.00	-12.00%	$120.00	$1,120.00	12.00%	$0.00	$1,000.00	0.00%
756.00	-16.00%	$160.00	$1,160.00	16.00%	$0.00	$1,000.00	0.00%
684.00	-24.00%	$240.00	$1,240.00	24.00%	$0.00	$1,000.00	0.00%
450.00	-50.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
225.00	-75.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
0.00	-100.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases by 12% from the Index Starting Level of 900.00 to an Index Ending Level of 1,008.00, and the Index level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier at any time on any single day during the Observation Period. Because the Index level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier at any time on any trading day during the Observation Period, the Additional Amount is equal to $120, and the final payment at maturity is equal to $1,120 per $1,000 note principal amount, representing a total return of 12% on the notes.

Payment at maturity per $1,000 note principal amount = $1,000 + Absolute value of
($1,000 x [(1,008.00 – 900.00)/900.00]) = $1,120

Example 2: The level of the Index decreases by 12% from the Index Starting Level of 900.00 to an Index Ending Level of 792.00, and the Index level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier at any time on any trading day during the Observation Period. Because the Index level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier at any time on any trading day during the Observation Period, the Additional Amount is equal to $120, and the final payment at maturity is equal to $1,120 per $1,000 note principal amount, representing a total return of 12% on the notes.

Payment at maturity per $1,000 note principal amount = $1,000 + Absolute value of
($1,000 x [(792.00 – 900.00)/900.00]) = $1,120

Example 3 The level of the Index exceeds the Upper Index Barrier at any time on at least one day during the Observation Period and ultimately increases by 12% from the Index Starting Level of 900.00 to an Index Ending Level of 1,008.00. Because the level of the Index has exceeded the Upper Index Barrier at any time on at least one trading day during the Observation Period, the Additional Amount is equal to $0, and the final payment at maturity is equal to $1,000 per $1,000 note principal amount regardless of the Index Ending Level.

Payment at maturity per $1,000 note principal amount = $1,000 + $0 = $1,000

Example 4: The level of the Index declines below the Lower Index Barrier at any time on at least one day during the Observation Period and ultimately decreases by 12% from the Index Starting Level of 900.00 to an Index Ending Level of 792.00. Because the level of the Index has declined below the Lower Index Barrier at any time on at least one trading day during the Observation Period, the Additional Amount is equal to $0, and the final payment at maturity is equal to $1,000 per $1,000 note principal amount regardless of the Index Ending Level.

Payment at maturity per $1,000 note principal amount = $1,000 + $0 = $1,000

Selected Purchase Considerations

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PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes provided that you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

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EXPOSURE TO ABSOLUTE INDEX RETURN AND ABSOLUTE RETURN BARRIERS — If the Index level, including intra-day and closing levels, never exceeds the Upper Index Barrier and never falls below the Lower Index Barrier at any time on any trading day during the Observation Period, at maturity you will receive, in addition to the return of your principal, for each $1,000 note principal amount, a payment equal to $1,000 multiplied by the Absolute Index Return. The Absolute Index Return is the absolute value of the Index return, and thus is positive regardless of whether the Index return is positive or negative. Thus, the notes provide a positive return when the Index level at all times during the Observation Period remains between the Upper Index Barrier and the Lower Index Barrier (i.e., within the Absolute Return Barrier) but the return on the notes will be zero if there are large movements, whether positive or negative, in the Index level that cause the Index level to exceed the Upper Index Barrier or fall below the Lower Index Barrier at any time on any trading day during the Observation Period.

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RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500 Index” in the accompanying underlying supplement no. 17 dated August 11, 2008.

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TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS [SUBJECT TO DPW TAX] – You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." The notes should be treated for U.S. federal income tax purposes as "contingent payment debt instruments." Under this treatment, regardless of your method of accounting, you generally will be required to accrue interest in each year on a constant yield to maturity basis at the "comparable yield," as determined by us, although we will not make any payment on the notes until maturity. Any gain recognized upon a sale, exchange or retirement of the notes generally will be treated as interest income for U.S. federal income tax purposes. You should consult your tax adviser about special rules that may apply if the Index trades either above the Upper Index Barrier or below the Lower Index Barrier at any time on any day during the Observation Period.

We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the final pricing supplement for the notes, which we will file with the SEC.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount in excess of your principal, if any, that we will pay on the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section of the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement C dated July 15, 2008.

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IF THE INDEX TRADES OUTSIDE THE STATED INDEX BARRIERS, THE MARKET VALUE OF YOUR NOTES WILL DECLINE AND YOU WILL RECEIVE ONLY THE PRINCIPAL AMOUNT AT MATURITY, SUBJECT TO OUR ABILITY TO MEET OUR OBLIGATIONS — The return on the notes at maturity, if any, is linked to the performance of the Index and is contingent upon the Index level remaining equal to or below the Upper Index Barrier and equal to or above the Lower Index Barrier at all times on all trading days during the Observation Period and the magnitude of the Absolute Index Return. YOU WILL RECEIVE ONLY THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE ABSOLUTE INDEX RETURN IS ZERO OR IF THE INDEX LEVEL EXCEEDS THE UPPER INDEX BARRIER OR FALLS BELOW THE LOWER INDEX BARRIER AT ANY TIME ON ANY TRADING DAY DURING THE OBSERVATION PERIOD. Payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

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UNLIKE ORDINARY SENIOR NOTES, THE NOTES DO NOT PAY INTEREST — The terms of the notes differ from those of ordinary debt securities in that we will not pay interest on the notes.  Because the Additional Amount may equal zero, the return on your investment in the notes may be zero and, therefore, less than the amount that would be paid on an ordinary debt security.  The notes have been designed for investors who are willing to forgo market interest rates on the notes in exchange for an Additional Amount based on whether the Index levels remain within the stated Index barriers at all times throughout the Observation Period and on the Index Ending Level.

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THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT  — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the component stocks underlying the Index or contracts related to the Index. If the Index level exceeds the Upper Index Barrier or falls below the Lower Index Barrier at any time on any trading day during the Observation Period, the Additional Amount will be zero, and you will receive only your principal amount at maturity, subject to our ability to meet our obligations.

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YOUR POTENTIAL RETURN ON THE NOTES IS LIMITED AND CONTINGENT UPON THE INDEX LEVELS REMAINING WITHIN THE STATED INDEX BARRIERS — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the performance of the Index is limited by the Absolute Return Barrier feature of the notes. If the Index level exceeds the Upper Index Barrier or falls below the Lower Index Barrier at any time on any trading day during the Observation Period, the return on the notes will not be determined by reference to the Absolute Index Return even though the Absolute Index Return may reflect significant appreciation or depreciation in the Index over the term of the notes (the Absolute Index Return is the absolute value of the Index return, and thus is positive regardless of whether the Index return is positive or negative). Because the Absolute Return Barrier is 24.00% of the Index Starting Level, the maximum return on the notes is limited to 24.00% of the principal amount.

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EXPOSURE TO INTRA-DAY AND CLOSING INDEX MOVEMENTS — Whether you receive an Additional Amount in excess of $0 is dependent on the level of the Index at all times of each trading day during the Observation Period.  You will receive an Additional Amount of $0 if the level of the Index at any time during each trading day of the Observation Period, including the level of the Index at the close of each trading day, exceeds the Upper Index Barrier or declines below the Lower Index Barrier.  As such, your investment in the notes is exposed continuously to the level of the Index; it is not exposed merely to the closing level of the Index.

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NO PERIODIC INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

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ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE VALUE OF THE NOTES ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ORIGINAL ISSUE PRICE — While the payment at maturity described in this term sheet is based on the full face amount of your notes, the original issue price of the notes may include commissions paid to agents and will include the cost of hedging our obligations under the notes. Therefore, the value of the notes on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the original issue price. The inclusion of commissions and hedging costs in the original issue price will also decrease the price, if any, at which we will be willing to purchase the notes after the Settlement Date. Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your notes to maturity.

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THE NOTES ARE SUBJECT TO THE ISSUER’S CREDITWORTHINESS — An actual or anticipated downgrade in the Issuer’s credit rating will likely have an adverse effect on the market value of the notes. The payment at maturity on the notes is subject to the creditworthiness of the Issuer.

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THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates or agents intend to offer to purchase the notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates or agents are willing to buy the notes.

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TRADING BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE NOTES — We and our affiliates are active participants in the equity markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more equities transactions. In addition, we or one or more of our affiliates may hedge our exposure from the notes by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material effect on the prices of the component stocks underlying the Index and consequently have an impact on the performance of the Index, and may adversely affect the Absolute Index Return and/or may cause the Index to trade outside of the stated Index barriers. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the notes may decline.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, and we may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Index to which the notes are linked.

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OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

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whether the Index level has exceeded the Upper Index Barrier or fallen below the Lower Index Barrier at any time on any trading day during the Observation Period and, if not, whether the level of the Index is close to the Upper Index Barrier or the Lower Index Barrier;

•	the expected volatility of the Index;

•	the time remaining to maturity of the notes;

•	the market price and dividend rate on the component stocks underlying the Index;

•	interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the composition of the Index and any changes to the component stocks underlying it;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The first graph below sets forth the historical performance of the S&P 500® Index based on the daily Index closing levels from January 1, 1998 through October 22, 2008.  The closing level of the S&P 500® Index on October 22, 2008 was 896.78.  The second graph below sets for the historical performance of the S&P 500® Index based on the daily Index high, low and closing levels from April 13, 2006 through October 22, 2008.  We obtained the Index levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Ending Level or that the Index levels will remain within the Absolute Return Barrier at all times during each trading day of the Observation Period. We cannot give you assurance that the performance of the Index will result in a positive return on your initial investment.

Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the notes. Deutsche Bank Securities Inc. and other agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 note principal amount.  Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.10% or $1.00 per $1,000 note principal amount. See “Underwriting” in the accompanying product supplement.

Settlement

We expect to deliver the notes against payment for the notes on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.  Accordingly, purchasers who wish to transact in notes that are to be issued more than three business days after the Trade Date will be required to specify alternative settlement arrangements to prevent a failed settlement.